FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               30 September 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 02 Germany and Tchibo sent to the London Stock Exchange on 30 September 2004 press release

PR0438

 O2 GERMANY AND TCHIBO LAUNCH JOINT VENTURE AND ANNOUNCE UNIQUE TARIFF PACKAGE

Released: 30 September 2004

Tchibo Mobilfunk GmbH & Co. KG - a new 50/50 joint venture company between
O2 Germany and Tchibo - opens for business with the launch of a unique and attractively priced pre-paid mobile phone service for the German market, it was announced today.

Available from October 4, customers will be able call both landlines and all mobile networks for an extremely attractive flat-rate of just 35 euro cents per minute at any time, day or night. This simple and transparent, around-the-clock, call charge is the first to be introduced in Germany and removes the complexity of choosing from a range of tariffs.

The new company combines the marketing and sales distribution strengths of Tchibo GmbH with O2 Germany's track record in mobile communications innovation as well as its high quality network infrastructure. From day one, customers will be able to choose initially from a range of three own-branded handsets, available from more than 900 Tchibo retail stores nationwide as well as via specialist dealer partners and over the Internet.

Tchibo Mobilfunk will also deliver significant benefits to both parent companies. It opens up new target segments in Germany, which is Europe's largest mobile phone market and attracts more than 5 million new mobile phone users a year. The new company follows the successful launch of Tesco Mobile, a joint venture between O2 UK and Tesco plc - now available from over 500 Tesco stores throughout the UK and with pre-pay subscriber numbers continuing to grow towards 500,000.


Dieter Ammer, chief executive officer, Tchibo GmbH, said: "At Tchibo, we are always working on new business ideas and products. The mobile communications industry is one of the fastest-growing consumer segments and holds great potential for us.

"Together with our partner O2, we are now launching a made-to-measure mobile communications offering that ideally fulfils our customers' requirements for simplicity and value of the kind they're familiar with at Tchibo."

Peter Erskine, chief executive officer of mmO2 plc, added: "The co-operation with Tchibo gives O2 Germany access to new, strong distribution channels and is an ideal way to reach additional customer groups. The terms of the joint venture create a sound and sustainable business model for both parties and, by leveraging our expertise, Tchibo Mobilfunk can offer great products at competitive prices."
                                    - ends -
Note to Editors
The Tchibo Mobilfunk package
From October 4, the 'Tchibo Mobilfunk' package with pre-paid credit will be available from all Tchibo stores, through www.tchibo.de , at selected Tchibo specialist dealer partners and by telephone using a 'hotline' number: 01805 - 80 90 (12 cents/min.).

The main features of the service include:

   -A low-cost standard charge at all times of day and night, to all German networks (35 cents/min.)
   -An opening credit of EUR10
   -A free mailbox inquiry via 333
   -No fixed monthly rental charge

In its first phase, Tchibo Mobilfunk will offer three handset models under its own brand 'TCM'. They are: a compact phone (EUR39.95); a clam-shell phone (EUR79.95)and a camera handset (EUR129.95). For users who already own a handset, TchiboMobilfunk is offering an SIM card priced EUR19.95. On top of that, all subscribers will receive an initial credit of EUR10 as part of a special offer, available for the first few months.

Summary of Tchibo Mobilfunk rate from O2

Charges in EUR/min. incl. VAT
Domestic calls1
to German fixed network and to all German                                 0.35
mobile networks (0-24h/7 days)
Inquiry to own mailbox via 333                              free of charge

One-off connection charge                                                    -
Monthly rental charge                                                        -
Receipt of short messages                                   free of charge
SMS                                                                       0.19
MMS service
Receipt of MMS messages                                     free of charge
Sending MMS messages of up to 300 Kilobytes to                            0.39
all German mobile networks

         Photos can be downloaded from www.tchibo.com (picture archive)

                            or from www.o2online.de.

mmO2
mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has more than 21 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented more than 21% of total service revenues in the quarter ending 30 June 2004.

David Nicholas Simon Gordon
Director of Communications Press Relations Manager mmO2 plc mmO2 plc david.nicholas@o2.com simon.gordon@o2.com t: +44 (0)7715 759176 t: +44 (0)771 007 0698

Stefan Zuber Roland Kuntze
O2 Germany O2 Germany
Stefan.Zuber@o2.com roland.kuntze@o2.com
t: 089 2442 1200 t: 089 2442 1214



   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com

Tchibo press contacts:

Joachim A. Klahn Stefanie von Carlsburg
Tchibo Holding AG Tchibo GmbH
t: 040 / 6387-2876 t: 040 / 6387-2102
presse@tchibo.de svc@tchibo.de



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 30 September 2004                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary